BC FORM 45-103F4
(Formerly, Form 45-902F)

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1.

State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Silver Standard Resources Inc. #1180 – 999 W. Hastings Street Vancouver, B.C. V6C 2W2 Phone: 604-689-3846 Fax: (604) 689-3847

2.	State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia, Alberta, Ontario and Quebec.

Details of distribution

3.	State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 15, 2004.

4.	For each security distributed:
(a)	describe the type of security.

Units comprised of one common share and one-half of one common share purchase warrant.

(b)	state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,955,000 units. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable, on payment of $18.50 into one common share of Silver Standard for a period of two years from closing.

5.	Provide details of the distribution by completing the attached schedule.

6.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$14.80	$ 370,000
United States	$14.80	$21,723,928
Switzerland	$14.80	$ 888,000
France	$14.80	$ 296,000
United Kingdom	$14.80	$ 1,480,000
British Virgin Islands	$14.80	$ 222,000
Cayman Islands	$14.80	$18,754,072
Total dollar value of distribution in all jurisdictions (Canadian $)	--	$43,734,000

Commissions and finder’s fees

7.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Global Resource Investments Ltd. 7770 El Camino Real Carlsbad, CA 92009 USA	31,250 units (1)	MI 45-103 S. 5.1 January 15, 2004	$14.80 per unit
National Bank Financial #3200 - 130 King Street Toronto, ON M5X 1J9	19,500 warrants (2)	MI 45-103 S. 5.1 January 15, 2004
Westwind Partners Inc. 70 York Street - 10th Floor Toronto, ON M5J 1S9	6,500 warrants (2)	MI 45-103 S. 5.1 January 15, 2004
RAM Capital Resources 45 Rockefeller Plaza, Suite 2000 New York, NY 10111 USA	up to $314,500	N/A
Jenkins Capital Management LLC Suite2000 4243 Dunwoody Club Drive Atlanta, GA 30350-5206 USA	$45,500	N/A

(1)	Each unit consists of one common share and one-half of one common share purchase warrant.
(2)	Each warrant is exercisable on payment of $18.50 into one common share of the issuer for a period of two years from closing.

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Janaury 26, 2004
_________________________________
Date

Silver Standard Resources Inc.
_________________________________
Name of Issuer or vendor (please print)

Linda J. Sue, Corporate Secretary
_________________________________
Print name and position of person signing

/s/ Linda J. Sue
_________________________________
Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The information in this schedule will not be placed on the public file of any securities regulatory authority.

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder’s fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Information not available to the public.